

11018320

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8-53127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___JANUARY 1, 2010___ AND ENDING ___DECEMBER 31, 2010___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **UNION CAPITAL COMPANY**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

4400 E. BROADWAY BLVD, SUITE 512
(No. and Street)

TUCSON	**ARIZONA**	**85711**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK ALMADA   **520-664-2001**
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	**MAITLAND**	**FLORIDA**	**32751**
(Address and City)		(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **FRANK ALMADA** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **UNION CAPITAL COMPANY** _____ , as of _____ December _____ 31, _____ 2010 _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNION CAPITAL COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2010

UNION CAPITAL COMPANY
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Union Capital Company
Tucson, Arizona

We have audited the accompanying statements of financial condition of Union Capital Company (a Corporation) as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidenced supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Union Capital Company as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
February 24, 2011

UNION CAPITAL COMPANY

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Assets:

Cash	$	21,053
Clearing deposit		35,000
Commissions receivable		63,311
Employee advances		27,427
Deferred income tax asset		18,500
Due from officer		65,517
Deposits		1,705
Furniture and equipment, net		3,105
Total assets	$	235,618

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	33,996
Commissions payable		48,296
Total liabilities		82,292
Common stock, no par value; 2,000,000 shares authorized,		
1,308,941 shares issued and outstanding	$	458,624
Accumulated deficit		(305,298)
		153,326
	$	235,618

The accompanying notes are an integral part of these financial statements.

UNION CAPITAL COMPANY

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenues:

Commissions	$	893,765
Other income		2,013
Total revenues		895,778

Expenses:

Compensation and benefits	667,053
Floor brokerage and clearing costs	58,544
Rent	30,437
Travel and entertainment	15,057
Quotes	8,240
Licenses and fees	14,050
Telephone	11,312
Other operating expenses	129,848
Total expenses	934,541

Income before income tax provision (benefit)		(38,763)
Income tax benefit		(6,400)
Net income (loss)	$	(32,363)

The accompanying notes are an integral part of these financial statements.

UNION CAPITAL COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2010

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balances, December 31, 2009	1,308,941	$ 458,624	$ (272,935)	$ 185,689
Net income (loss)	-	-	(32,363)	(32,363)
Balances, December 31, 2010	1,308,941	$ 458,624	$ (305,298)	$ 153,326

The accompanying notes are an integral part of these financial statements

UNION CAPITAL COMPANY

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

Cash flows from operating activities:

Net income (loss)	$	(32,363)
Depreciation		1,711
Adjustments to reconcile net income to net		
cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		(4,796)
Employee advance		(17,038)
Due from parent		7,951
Deferred income tax		(6,000)
Due from officer		50,582
Increase (decrease) in:		
Accounts payable and accrued expenses		(26,498)
Income tax payable		(1,210)
Commissions payable		48,296
Capital lease payable		(983)
Deferred income tax payable		(400)
Net cash used in operating activities		19,252
Net increase in cash and cash equivalents		19,252
Cash and cash equivalents at beginning of period		1,801
Cash and cash equivalents at end of period	$	21,053

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Union Capital Company (Company), an Arizona corporation, began operations in December 1999 as Inversionista Online.com, Inc. and became a registered securities broker-dealer during 2001. The name was changed to Union Capital Company during 2002. The Company operates a customer business whereby transactions are cleared through another broker-dealer on a fully disclosed basis in accordance with the exemption under rule 15c3-3(K)(2)(ii) of the Securities and Exchange Commission.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2010, the Company had no uninsured cash balances.

Commission revenue

Commission revenue is recorded on a trade-date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated income tax return with its parent company Union Capital Holdings Corp. and maintains a December 31 year-end for financial and income tax reporting purposes.

The Company records deferred income tax assets and liabilities based on items of income and expense that are reported for financial statement purposes in different periods than for income tax purposes. The differences relate principally to the use of different methods of depreciation for financial and tax purposes and net operating loss carryovers.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

6

UNION CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2010, the Company had excess net capital of $32,072 and a net capital rate of 2.22 to 1.

Note 3 - Furniture and Equipment

Furniture and equipment consists of:

Office furniture and fixtures	$	21,220
Computer equipment and software		28,925
Total furniture and equipment, at cost		50,145
Less accumulated depreciation		(47,040)
Furniture and equipment, net	$	3,105

Note 7 - Income Taxes

At December 31, 2010, the Company had approximately $125,000 and $32,000 of net operating losses ("NOL") carryforwards for federal and state income purposes, respectively. These losses are available for future years and expire through 2030. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

Income tax provision:

The income provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2010:

Current provisions:

Federal	$	-
State		-
Total current provision		-

Deferred tax benefit:

Federal		6,400
State		-
Total deferred tax benefit		6,400
Current and deferred tax benefit	$	6,400

UNION CAPITAL COMPANY

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

Note 7 - Income Taxes (cont.)

The income provision approximates the expected taxes using combined federal and state statutory rates. Deferred taxes are calculated based on temporary differences in the recognition of certain income and expense items for financial reporting and income tax purposes. The deferred tax asset in the accompanying financial statements consists of the following at December 31, 2010:

Deferred tax asset:	
Net Operating loss carryforwards	$ 18,500
Deferred tax asset	$ 18,500

Note 8 - Related Party Transactions

As of December 31, 2010, the Company was owed $65,517 form short-term advances made to an officer of the parent company. The advances are due on demand and unsecured.

Note 9 - Commitments and Contingency

On December 17, 2010, the Company entered into a noncancelable operating lease ("Agreement") for office space for its corporate operations in Tucson, Arizona. The Agreement provides for a lease term of three (3) years, commencing on January 1, 2011.

Under terms of an operating lease for office space that expired in December 2010, the recorded rent expense of $30,437 for the year ended December 31, 2010.

Future minimum lease payments under the terms of the new operating lease are as follows:

Year Ended December 31,	Amount
2011	$ 9,360
2012	9,641
2013	9,930
	$ 28,931

Note 10 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2011 through February 24, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	153,326
Deductions:		
Non-allowable assets		
Employee advances		27,427
Deferred income tax asset		18,500
Due from officer		65,517
Deposits		1,705
Furniture and equipment, net		3,105
Total non-allowable assets		116,254
Net capital before haircuts and securities positions		37,072
Haircuts:		
Securities positions		-
		-
Net capital		37,072

Minimum net capital requirements:

6 2/3% of total aggregate indebtedness ($82,292)

Minimum dollar net capital for this broker-dealer ($5,000)

Net capital requirement (greater of above two requirements)		5,000
Excess net capital	$	32,072

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2010)		
Net capital, as reported in Company's Part IIA Focus Report	$	41,114
Adjustments:		
Increase accounts payable and accrued expenses		(4,042)
Net capital, per December 31, 2010 audited report as filed	$	37,072

UNION CAPITAL COMPANY
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a OF THE SECURITIES AND EXCHANGE COMMISSIONS
As of December 31, 2010

Total aggregate indebtedness:

Accounts payable and accrued expenses	33,996
Commissions payable	48,296
Aggregate indebtedness	$ 82,292

Ratio of aggregate indebtedness
to net capital   2.22 to 1

UNION CAPITAL COMPANY

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
As of December 31, 2010

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (ii) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Union Capital Company
Tucson, Arizona

In planning and performing our audit of the financial statements of Union Capital Company (the "Company") as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Oker and Company, PA

Maitland, Florida
February 24, 2011

Ohab and Company, P.A.

100 E. Sybelia Ave. Ste. 130   *Certified Public Accountants*   Phone 407-740-7311
Maitland, FL 32751   E-Mail: ohabco@earthlink.net   Fax 407-740-6441

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder
Union Capital Company
4400 E Broadway Blvd, Suite 512
Tucson, Arizona

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Union Capital Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Union Capital Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7T). Union Capital Company's management is responsible for the Union Capital Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SI PC-7 for the year ended December 31, 2010 noting no differences;

3. There were no adjustments reported in Form SIPC-7T.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in the respective cash disbursements record entries recorded in the QuickBooks 2010, software system, supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. There was no overpayment noted.

We were not engaged to, and did not conduct an audit, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ohar and Company, PA

February 24, 2011

15

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____ , 20___
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
051327
Union Capital Company
6425 E. Grant Rd.
Tucson, AZ 85715-3818

    Frank Almada (520) 664-2001
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _1,619_

B. Less payment made with SIPC-6 filed (exclude interest)   (_860_)

            Date Paid

C. Less prior overpayment applied   (_15_)

D. Assessment balance due or (overpayment)   _744_

E. Interest computed on late payment (see instruction E) for _0_ days at 20% per annum   _0_

F. Total assessment balance and interest due (or overpayment carried forward) $ _744_

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ _744_

H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UNION CAPITAL COMPANY
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the _31_ day of _JANUARY_, 20_11_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 01, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 895,778

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   189,785

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   58,544

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions   248,329

2d. SIPC Net Operating Revenues $ 647,449